Firsthand Technology Value Fund, Inc.
111 North Market Street, Suite 105
San Jose, California 95111

January 5, 2011

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Kevin C. Rupert
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Division of Investment Management

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2, originally filed on July 19, 2010, as amended (File No. 333-168195)

Dear Mr. Rupert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Firsthand Technology Value Fund, Inc. (the “Fund”) hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared on Friday, January 7, 2011, or as soon as practicable thereafter.

We hereby acknowledge that:

1.
Should the United States Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Very truly yours,

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

By:	/s/ Kevin Landis
Kevin Landis
President